UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149993

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion Kewaunee Union Savings Plan

Richmond, Virginia.

We have audited the accompanying statements of net assets available for benefits of the Dominion Kewaunee Union Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) reportable transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 24, 2011

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments at Fair Value:
Participant-directed investments	$8,326,865	$6,348,062
Nonparticipant-directed investments	2,799,438	2,327,085

Total investments	11,126,303	8,675,147

Receivables:
Notes receivable from participants	189,648	85,376
Participant contributions	23,861	11,587
Employer contributions	10,198	7,790
Accrued investment income	4	2
Receivables for securities sold	—	15,969

Total receivables	223,711	120,724

Cash	—	57,577

Total assets	11,350,014	8,853,448

LIABILITIES:
Payables for securities purchased	30,685	73,473
Other liabilities	6,734	5,637

Total liabilities	37,419	79,110

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,312,595	8,774,338

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(24,205)	(11,858)

NET ASSETS AVAILABLE FOR BENEFITS	$11,288,390	$8,762,480

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participant contributions	$1,405,697
Employer contributions	563,438

Total contributions	1,969,135

Investment Income:
Dividends	121,828
Net appreciation in fair value of investments	766,421
Income from Master Trust	439,612

Total investment income	1,327,861

Interest income on notes receivable from participants	7,856

Total additions	3,304,852

DEDUCTIONS:
Benefits paid to participants	345,471
Administrative expenses	5,298

Total deductions	350,769

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	2,954,083

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN, NET	(428,173)

NET INCREASE IN NET ASSETS	2,525,910

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,762,480

End of year	$11,288,390

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the Dominion Kewaunee Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy Kewaunee, Inc. (the Employer) represented by the International Union of Operating Engineers Local 310, who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In the first quarter of 2010, Dominion announced a workforce reduction program that reduced its total workforce by approximately 9%. Employees leaving Dominion as part of the workforce reduction program had a choice to remain in the Plan. Distributions taken by employees as a result of this program were approximately $263,000 in 2010.

b.	Contributions—Participants may contribute not less than 1% and not more than 30% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer may, at its discretion, contribute a supplemental contribution of 2% of eligible earnings per pay period in the form of Dominion stock. In addition, the Employer may, at its discretion, contribute base contributions in the form of Dominion stock with a fair market value of 1.7% of the participant’s base compensation per pay period. In 2010 and 2009, both supplemental and base Employer contributions were made.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan and make employee contributions on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become immediately vested in their own contributions and Employer contributions, and the earnings on those amounts.

f.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Fund corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Stable Value Fund (BNY Mellon Fund)

Large Cap Growth Fund (RCM Fund)

Small Cap Value Fund (Lee Munder Fund)

Small Cap Growth Fund (Cadence Fund)

International Equity Fund

Real Estate Fund

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Employer contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 20 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 2%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70  1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2010 or 2009.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

j.	Plan Changes—In 2010, the Plan approved the following changes to participant investment funds: As it resulted in an overall reduction in the annual investment manager fees, the structure of the International Equity Fund and the Real Estate Fund was transitioned from a mutual fund to a Master Trust (see Note 5). Similarly, as it resulted in an overall reduction in the annual investment manager fees, the structure of the Vanguard Target Retirement Funds was transitioned from mutual funds to common/collective trust funds.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. See Note 6 for further information on fair value measurements. The fair valued fully benefit-responsive guaranteed investment contracts (GICs) are then adjusted to contract value. See Note 5.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from common/collective trust fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in common/collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

h.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2010, the Plan transferred $459,076 and $30,903 of participants’ assets to and from other plans, respectively.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits.

k.	Accounting Change—Effective December 31, 2010, Dominion adopted new accounting guidance regarding loans to participants by defined contribution plans. The guidance requires loans to participants to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan applied this amendment retrospectively to all prior periods presented.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

Dominion Stock Fund:
Participant-directed—did not represent 5% or more of the Plan’s net assets in 2010 and 2009	$—	$—
Nonparticipant-directed—65,530 and 59,792 units, respectively	2,799,438	2,327,085
Interest in BNY Mellon Fund, 49,263 and 46,181 units, respectively	1,116,798	1,011,534
Interest in RCM Fund, 56,605 and 53,735 units, respectively	593,714	500,732
Interest in International Equity Fund, 28,116 and 27,248 units, respectively	1,180,672	1,044,683
S&P 500 Index Fund, 42,693 units in 2009; did not represent 5% or more of the Plan’s net assets in 2010	—	423,592
Wilshire 4500 Index Fund, 36,438 and 30,385 units, respectively	685,597	444,850

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$243,470

Common/Collective Trust Funds:
Intermediate Bond Fund	23,541
Large Cap Value Fund	56,081
S&P 500 Index Fund	67,424
Wilshire 4500 Index Fund	138,893
Target Retirement Income Fund	715
Target Retirement 2005 Fund	3,408
Target Retirement 2010 Fund	1,661
Target Retirement 2015 Fund	29,336
Target Retirement 2020 Fund	27,752
Target Retirement 2025 Fund	21,602
Target Retirement 2030 Fund	27,319
Target Retirement 2035 Fund	19,498
Target Retirement 2040 Fund	15,365
Target Retirement 2045 Fund	21,205
Target Retirement 2050 Fund	6,462

460,262

Mutual Funds:
International Equity Fund*	27,032
Real Estate Fund*	35,657

62,689

Net appreciation in fair value of investments	$766,421

*	On July 1, 2010, the International Equity Fund and the Real Estate Fund were transitioned from mutual funds to the Master Trust. See Note 1.

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2010 and 2009, and for the year ended December 31, 2010, is as follows:

	December 31, 2010	December 31, 2009

Net assets—Dominion Stock Fund	$2,799,438	$2,327,085

Year Ended December 31, 2010

Changes in Net Assets:
Interest	$(24)
Dividends	94,650
Net appreciation in fair value of investments	191,402
Employer contributions	563,438
Benefits paid to participants	(3,352)
Administrative expenses	(200)
Participant transfers	(219,922)
Rollover distributions	(153,639)

Net change	472,353
Dominion Stock Fund—Beginning of year	2,327,085

Dominion Stock Fund—End of year	$2,799,438

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the BNY Mellon Fund, the RCM Fund, the Lee Munder Fund, the Cadence Fund, the International Equity Fund and the Real Estate Fund are held in a Master Trust, a separate account that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust.

BNY Mellon Fund—As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the BNY Mellon Fund was less than 1%. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in cash equivalents and two types of synthetic GICs described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the BNY Mellon Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the BNY Mellon Fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the BNY Mellon Fund and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2010	2009

Based on annualized earnings*	2.47%	2.89%
Based on interest rate credited to participants**	1.86%	2.33%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the BNY Mellon Fund:

	December 31, 2010	December 31, 2009

GICs	$398,489,553	$433,430,974
Cash equivalents	209,969,446	196,247,662
Common/collective trust	5,563,746	5,422,134
Interest receivable	1,128,579	1,357,842
Payables	(122,301)	—
Receivables	—	140,932

Total at fair value	615,029,023	636,599,544
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,329,903)	(7,462,448)

Total at contract value	$601,699,120	$629,137,096

At December 31, 2010 and 2009, the Plan’s interest in the net assets at fair value of the BNY Mellon Fund was $1,116,798 and $1,011,534, respectively.

Investment income for the BNY Mellon Fund was as follows:

Year Ended December 31, 2010

Interest	$15,689,266
Net investment appreciation	157,461

Total	$15,846,727

The Plan’s interest in the investment income of the BNY Mellon Fund was $27,261.

RCM Fund—As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the RCM Fund was approximately 1%. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the RCM Fund:

	December 31, 2010	December 31, 2009

Corporate stocks	$70,445,528	$68,181,421
Cash equivalents	1,798,150	1,446,394
Payables	(67,322)	(630,087)
Receivables	471	112,539

Total	$72,176,827	$69,110,267

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the RCM Fund was $593,714 and $500,732, respectively.

Investment income for the RCM Fund was as follows:

Year Ended December 31, 2010

Interest	$3,724
Dividends	787,454
Net investment appreciation	7,297,377

Total	$8,088,555

The Plan’s interest in the investment income of the RCM Fund was $72,281.

Lee Munder Fund—As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the Lee Munder Fund was approximately 1%. The Lee Munder Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Lee Munder Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Lee Munder Fund:

	December 31, 2010	December 31, 2009

Corporate stocks	$68,133,538	$57,892,705
Cash equivalents	1,315,213	171,837
Receivables	60,483	287,848

Total	$69,509,234	$58,352,390

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Lee Munder Fund was $551,876 and $338,742, respectively.

Investment income for the Lee Munder Fund was as follows:

Year Ended December 31, 2010

Interest	$1,462
Dividends	877,373
Net investment appreciation	14,081,578

Total	$14,960,413

The Plan’s interest in the investment income of the Lee Munder Fund was $102,524.

Cadence Fund—As of December 31, 2010 and 2009, the Plan’s interest in the net assets of the Cadence Fund was approximately 1%. The Cadence Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Cadence Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Cadence Fund:

	December 31, 2010	December 31, 2009

Corporate stocks	$62,681,524	$55,533,811
Cash equivalents	3,348,999	2,781,831
Payables	(261,866)	(188,690)
Receivables	—	44,588

Total	$65,768,657	$58,171,540

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Cadence Fund was $366,892 and $279,149, respectively.

Investment income for the Cadence Fund was as follows:

Year Ended December 31, 2010

Interest	$2,907
Dividends	332,206
Net investment appreciation	11,926,376

Total	$12,261,489

The Plan’s interest in the investment income of the Cadence Fund was $65,551.

International Equity Fund—As of July 1, 2010, the International Equity Fund was transitioned from a mutual fund to a Master Trust. As of December 31, 2010, the Plan’s interest in the net assets of the International Equity Fund was approximately 1%. The International Equity Fund invests primarily in corporate stocks based mainly in Europe and the Pacific Basin, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the International Equity Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the International Equity Fund:

December 31, 2010

Corporate stocks	$141,360,238
Payables	(42,542)
Receivables	155,335

Total	$141,473,031

The Plan’s interest in the net assets of the International Equity Fund was $1,180,672.

Investment income for the International Equity Fund was as follows:

Year Ended December 31, 2010

Dividends	$1,919,035
Net investment appreciation	6,442,673

Total	$8,361,708

The Plan’s interest in the investment income of the International Equity Fund was $77,014.

Real Estate Fund—As of July 1, 2010, the Real Estate Fund was transitioned from a mutual fund to a Master Trust. As of December 31, 2010, the Plan’s interest in the net assets of the Real Estate Fund was approximately 1%. The Real Estate Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Real Estate Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

December 31, 2010

Corporate stocks	$54,340,946
Payables	(328)
Receivables	25,778

Total	$54,366,396

The Plan’s interest in the net assets of the Real Estate Fund was $530,503.

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2010

Dividends	$424,823
Net investment appreciation	8,510,084

Total	$8,934,907

The Plan’s interest in the investment income of the Real Estate Fund was $94,981.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers and other pricing services, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis, that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

•	Quoted securities prices

•	Securities trading information including volume and restrictions

•	Maturity

•	Interest rates

•	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of pricing services and multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The BNY Mellon Fund, held in the Master Trust, is a Level 3 fair value measurement due to the use of significant unobservable inputs, including the models used to measure the fair value of the wrapper contracts on GICs held in this fund.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values primarily as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2010 and 2009:

	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Dominion Stock Fund	$—	$3,099,360	$—	$3,099,360	$—	$2,375,893	$—	$2,375,893
Common/Collective Trusts:
EB Temporary Investment Fund(1)	—	30,637	—	30,637	—	479	—	479
Intermediate Bond Fund	—	454,047	—	454,047	—	348,607	—	348,607
Large Cap Value Fund	—	409,358	—	409,358	—	309,121	—	309,121
S&P 500 Index Fund	—	552,555	—	552,555	—	423,592	—	423,592
Wilshire 4500 Index Fund	—	685,597	—	685,597	—	444,850	—	444,850
Target Retirement Funds(2)	—	1,554,294	—	1,554,294	—	—	—	—
Mutual Funds:
International Equity Fund(3)	—	—	—	—	1,044,683	—	—	1,044,683
Real Estate Fund(3)	—	—	—	—	392,781	—	—	392,781
Target Retirement Funds(2)	—	—	—	—	1,204,984	—	—	1,204,984

	$—	$6,785,848	$—	$6,785,848	$2,642,448	$3,902,542	$—	$6,544,990

(1)	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
(2)	In 2010, the Target Retirement Funds were transitioned from mutual funds to common/collective trust funds. See Note 1.
(3)	In 2010, the International Equity Fund and the Real Estate Fund were transitioned from mutual funds to the Master Trust. See Note 1.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2010 and 2009:

	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
BNY Mellon Fund	$—	$—	$615,029,023	$615,029,023	$—	$—	$636,599,544	$636,599,544
RCM Fund	—	72,176,827	—	72,176,827	—	69,110,267	—	69,110,267
Lee Munder Fund	—	69,509,234	—	69,509,234	—	58,352,390	—	58,352,390
Cadence Fund	—	65,768,657	—	65,768,657	—	58,171,540	—	58,171,540
International Equity Fund(2)	—	141,473,031	—	141,473,031	—	—	—	—
Real Estate Fund(2)	—	54,366,396	—	54,366,396	—	—	—	—

	$—	$403,294,145	$615,029,023	$1,018,323,168	$—	$185,634,197	$636,599,544	$822,233,741

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2010 and 2009 was as follows: BNY Mellon Fund (less than 1% for both periods), RCM Fund (1% for both periods), Lee Munder Fund (1% for both periods), Cadence Fund (1% for both periods), International Equity Fund (1% for 2010) and Real Estate Fund (1% for 2010).
(2)	Prior to 2010, the International Equity Fund and the Real Estate Fund were mutual funds included in plan investments.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust
2010
Balance at January 1,	$636,599,544
Change in unrealized gains relating to assets still held at the reporting date	21,309,699
Purchases, sales and settlements, net	(42,880,220)

Balance at December 31,	$615,029,023

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.

The Plan obtained its latest determination letter on March 6, 2008, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of certain Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2010 and 2009, the Plan’s investment in the Dominion Stock Fund included 72,551 and 61,046 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $3 million and $2 million, respectively. During the year ended December 31, 2010, the Plan recorded dividend income related to Dominion common stock of approximately $120,000.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2010	December 31, 2009

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$11,288,390	$8,762,480
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,205	11,858

Net assets available for benefits per the Form 5500, at fair value	$11,312,595	$8,774,338

		Year Ended December 31, 2010

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net increase in net assets per the financial statements		$2,525,910
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		12,347

Net increase in net assets per the Form 5500		$2,538,257

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

11.	SUBSEQUENT EVENT

In April 2011, Dominion announced that it is seeking a buyer for the Employer. Dominion is currently evaluating the impact, if any, that this event will have on the Plan.

SUPPLEMENTAL SCHEDULES

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$2,862,701	$3,099,360

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund**	30,637	30,637
*	The Bank of New York Mellon	Intermediate Bond Fund	408,255	454,047
	KeyBank National Association	Large Cap Value Fund	365,956	409,358
*	The Bank of New York Mellon	S&P 500 Index Fund	476,375	552,555
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	541,875	685,597
	The Vanguard Group, Inc.	Target Retirement Income Fund	10,419	11,364
	The Vanguard Group, Inc.	Target Retirement 2005 Fund	36,939	40,311
	The Vanguard Group, Inc.	Target Retirement 2010 Fund	15,289	16,543
	The Vanguard Group, Inc.	Target Retirement 2015 Fund	245,192	267,217
	The Vanguard Group, Inc.	Target Retirement 2020 Fund	211,682	234,678
	The Vanguard Group, Inc.	Target Retirement 2025 Fund	162,604	176,921
	The Vanguard Group, Inc.	Target Retirement 2030 Fund	192,138	214,191
	The Vanguard Group, Inc.	Target Retirement 2035 Fund	152,184	168,129
	The Vanguard Group, Inc.	Target Retirement 2040 Fund	118,092	130,355
	The Vanguard Group, Inc.	Target Retirement 2045 Fund	190,858	204,644
	The Vanguard Group, Inc.	Target Retirement 2050 Fund	84,122	89,941

			3,242,617	3,686,488

		Total investments excluding interest in Master Trust	6,105,318	6,785,848

		Loans to Participants (range of interest rates—4.25% to 9.25% and range of maturity dates—1/1/11 to 12/25/15)	189,648	189,648

		Total assets (held at end of year)	$6,294,966	$6,975,496

*	A party-in-interest as defined by ERISA.
**	The EB Temporary Investment Fund is a money market account used for temporary investment and is not an investment option for participants.

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2010

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

27,216	*Dominion Stock Fund	Corporate Stock-Common	52	$1,139,473	$—	$—	$—
15,476	*Dominion Stock Fund	Corporate Stock-Common	85	—	650,536	597,875	52,661

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2011	/s/ Steven A. Rogers
Steven A. Rogers Chair, Dominion Resources Services, Inc. Administrative Benefits Committee